Mail Stop 6010

VIA U.S. MAIL AND FAX (610) 208-1671

Mr. Michael T. Philion
Executive Vice President - Finance and Chief Financial Officer
EnerSys
2366 Bernville Road
Reading, Pennsylvania 19605

> **Re:** **EnerSys**
> **Form 10-K for the year ended March 31, 2005**
> **Filed February 15, 2006**
> **Forms 10-Q for Fiscal Quarters Ended July 3, 2005,**
> **October 2, 2005, and January 1, 2006**
> **Forms 8-K filed February 15, 2006, February 8, 2006, November 15, 2005,**
> **August 17, 2005, June 2, 2005, and May 16, 2005**
> **File No. 001-32253**

Dear Mr. Philion:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended March 31, 2005, Definitive Proxy Statement filed June 20, 2005, Forms 10-Q for the Quarterly Periods Ended July 3, 2005, October 2, 2005, and January 1, 2006, Forms 8-K filed February 15, 2006, February 8, 2006, November 15, 2005, August 17, 2005, June 2, 2005, and May 16, 2005</u>

1.   We note that you refer to certain non-GAAP financial information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings please do not use titles or descriptions for your non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

2.   Under Regulation G and Item 10(e)(1)(i) of Regulation S-K, you must accompany <u>each</u> non-GAAP financial measure with the following:

·   A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

·   A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;

·   A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and

·   To the extent material, a statement disclosing the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measure.

This applies to every amount that you present as a non-GAAP measure including percentages, shares and per share amounts (and amounts discussed for quarterly information). The reconciliation should both identify and quantify each reconciling adjustment included in the non-GAAP measure. The statement of reasons should address each of adjusting items included in the non-GAAP measure to the extent necessary to explain the reasons why management believes the measure is useful. The discussion of your reasons for providing the measure should be specific and not broad or overly vague. Please revise in future filings.

3.   While there is no *per se* prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure and similar considerations may apply under Item 12 of Form 8-K. In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to <u>each</u> measure and not a broad overall, vague disclosure:

·   the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
·   the economic substance behind management's decision to use such a measure;
·   the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
·   the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
·   the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003

Form 10-K for the year ended March 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page A-20

Critical Accounting Policies and Estimates, page A-23

Inventory Obsolescence, page A-25

4.   We noted your reference to an inventory reserve and your discussion regarding changes in the reserve. Please confirm that when you write-down inventory to the lower-of-cost-or-market you create a new cost basis for the related items and that those items cannot be marked up subsequently based on changes in underlying facts and circumstances.

Results of Operations, page A-28

Contractual Obligations and Commercial Commitments, page A-40

5.   In future filings please include all of the information specified in Item 303(a)(5) of Regulation S-K with respect to your known contractual obligations as specified in the table and defined in that item and not just your cash obligations. This includes "Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP."

Credit Facilities and Leverage, page A-40

6.   We note that you present Adjusted EBITDA per your credit agreements. Please respond to the following comments:

·   In future filings, please disclose the nature and amount of each significant component of the adjustments included in your reconciliation.
·   Please present in future filings, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP).
·   Please include in future filings a reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP.
·   In future filings present the three major categories of the statement of cash flows when a non-GAAP liquidity measure is presented. See Question 12 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
·   Please tell us whether all covenants that are material terms of the credit agreement have been presented. Please see Question 10 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Financial Statements, page A-47

Note 1. Summary of Significant Accounting Policies, page A-53

Revenue Recognition, page A-53

7.	Please tell us and expand future filings, as necessary, to explain the extent to which your revenue recognition policy differs among customer categories (such as distributors and resellers) and different parts of the world (such as different title transfer points). Please tell us and disclose in future filings the nature of your "sales returns and other allowances" including, where necessary, policies for allowances, rebates, discounts, returns, post shipment obligations, customer acceptance, warranties, credits, and price protection or similar privileges and how you account for and value these items.

8.	We also noted that the company provides related aftermarket and customer support services. Please tell us whether or not the revenues related to these services are material in any period presented and, as necessary, expand your revenue recognition policy in future filings to disclose how you record these sales and provide the disclosures required by Item 5-03(b) of Regulation S-X. Tell us your consideration of EITF 00-21.

Note 3. Acquisition, page A-59

9.	We see your disclosure in your Form 10-K that your restructuring reserve includes "environmental costs of $6.5 million, the majority of which is expected to be paid over the next 5 fiscal years." We also noted that your disclosure has changed from your previous disclosure in your Form S-1/A dated July 26, 2004. Your Form S-1/A disclosure states that the remaining reserve includes, "environmental costs of $5,300, the majority of which is expected to be paid through fiscal 2007." Please respond to the following:

·	Please tell us the nature of the environmental costs you expect to incur.

·	Please tell us the basis upon which you included these costs as a cost to exit an activity noting the criteria in EITF 95-3 that states that actions required by the plan will begin as soon as possible after the plan is finalized, and the period of time likely to complete the plan indicates that significant changes to the plan are not likely. It appears as if you have significantly changed your estimate of environmental costs, changed the estimate of the period of time over which you will incur these expenses, and determined that you will now incur costs through 2010 which are related to amounts you reserved in 2002.

Note 12. Derivative Financial Instruments, page A-67

10. We noted that the company has entered into lead hedge contracts to fix the price of lead. In addition, we noted your statement that "the lead forward purchase contracts are considered perfectly effective against changes in the fair value of the underlying lead purchases and, as a result, there is no need to periodically reassess the effectiveness during the term of the hedges." Please tell us more about the lead forward purchase contracts and how you have determined that they are perfectly effective. Tell us how the company's has determined that the hedge meets the requirements of paragraph 65 of SFAS 133.

Note 18. Commitments and Contingencies, page A-76

11. We note the discussion of the Exide litigation on pages A-16 and A-13, including your expert witness' estimation of potential damages of $60 million over a seven-year period. We note no discussion of this matter in the notes to your financial statements. Please tell us your consideration of the disclosure requirements of paragraph 10 of SFAS 5. Similarly, we note no update of this matter in your subsequent Forms 10-Q. Please tell us the status of this matter and your consideration of the disclosure required Item 10-01(a)(5) of Regulation S-X.

12. With respect to your environmental liabilities, we note that you have "ongoing issues at certain of [your] Unites States and foreign facilities." Please tell us and revise future filings to include all of the disclosures required by SAB Topic 5.Y, SFAS 5 and SOP 96-1.

Michael T. Philion
EnerSys
March 9, 2006
Page 7

Form 10-Q for the Quarterly Period Ended January 1, 2006

Financial Statements, page 3

Note 9. Restructuring Activity, page 11

13.   We note that you have six plans included in this note for restructuring. Please respond to the following:

·   Please explain each restructuring plan to us in more detail and tell us how you met the criteria outlined in EITF 95-3. Tell us the nature and amount of the environmental costs. Tell us how you determined the timing and measurement of those costs and cite the accounting literature upon which you relied.

·   Please revise your disclosure in future filings to include all of the disclosure requirements outlined in EITF 95-3 and SAB Topic 5.P.4 for each plan, including a description of the type and amount of liabilities assumed and included in the acquisition cost allocation for costs to exit an activity of the acquired business. Also include a description of the major actions that comprise the exit plan and activities of the acquired company that will not be continued.

·   Tell us and disclose in future filings why you adjusted the accrual for the FIAMM acquisition by $3.1 million.

·   We note that you include the rollforward of this restructuring plan with a restructuring plan that appears to date back to fiscal year 2002. Please tell us and revise future filings to include a separate rollforward for each significant plan and for each significant component of each plan.

·   Please confirm that your restructuring reserve does not include write-downs of assets which should properly be reflected as the adjustment to the cost basis of the impaired asset.

        As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant